December 4, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ada D. Sarmento, Mary Beth Breslin, Franklin Wyman and Angela Connell

Re: Brain Scientific Inc. (the “Company”)

Offering Statement on Form 1-A

Filed on September 23, 2020

File No. 024-11327

Dear Ada D. Sarmento, Mary Beth Breslin, Franklin Wyman and Angela Connell:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 4, 2020 (the “Comment Letter”) relating to the Offering Statement on Form 1-A (the “Offering Statement”) as referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Offering Statement on Form 1-A/Amendment No. 3 (“Amendment No. 3”) which is submitted to the Commission simultaneously together with this letter. Please note that amendment No. only contains the forepart (the Form 1-A itself and on which there have been no changes made) and the Exhibit Index and revised exhibit (exhibit 12.1) that have been revised to reflect the Staff’s comments.

Comment:

General

Comment:

1. Please revise Exhibit 12.1 to provide a binding obligation opinion for the warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No.19.

Response:

We have revised Exhibit 12.1 to clearly provide an opinion that the warrants are a binding obligation of the Company under Nevada law.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Arthur Marcus
Name:	Arthur Marcus
On behalf of Brain Scientific Inc.